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                              November 28, 2023

       Par Chadha
       Executive Chairman
       Exela Technologies, Inc.
       2701 E. Grauwyler Rd.
       Irving, TX 75061

                                                        Re: Exela Technologies,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
November 15, 2023
                                                            File No. 001-36788

       Dear Par Chadha:

              We have reviewed your November 15, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16,
       2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Note Regarding Non-GAAP Financial Measures, page 51

   1. We note your response to prior comment 1. Please quantify for us the amounts that represent process
improvement and/or strategic initiatives from the amounts that represent integration costs from
actions such as the merger of software platforms included in what you refer to as
"Optimization" in the response and the "Transaction and integration costs"
                                                        and "Contract costs"
line items in your reconciliation on page 52. Please further explain to us the nature of the
amounts for the years presented addressing why these costs are not critical to your
operations, revenue generating activities and business strategy and thus represent normal,
recurring, cash operating expenses necessary to operate your business. Also,
operating expenses that occurs repeatedly or occasionally, including at irregular intervals,
are considered recurring. Refer to Question 100.01 of the Non-GAAP
 Par Chadha
Exela Technologies, Inc.
November 28, 2023
Page 2
         Financial Measures Compliance and Disclosure Interpretations. To the extent you are using Adjusted EBITDA as a liquidity measure in accordance with your debt agreements, please tell us your consideration of beginning your reconciliation with cash flows from operating activities and including the disclosures in Question 102.09 of the Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations where you present this measure.
2. We note your response to prior comment 2. Please explain in further detail the nature of the related "indirect costs."
3. We note your response to comment 2 in our letter dated September 6, 2023. Please explain the nature of the costs included in the "Employee severance and retention bonus" line item. Address whether the costs relate to a formal restructuring plan or acquisition. Please explain the nature of the costs included in the "System establishment and integration/transition costs" line item. Please quantify for us the amounts that represent process improvement and/or strategic initiatives from the amounts that represent integration costs from actions such as the merger of software platforms. For all the items addressed in this comment, please further explain to us why these costs are not critical to your operations, revenue generating activities and business strategy and thus represent normal, recurring, cash operating expenses necessary to operate your business. Refer to
         Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations.
       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNamePar Chadha                                   Sincerely,
Comapany NameExela Technologies, Inc.
                                                               Division of
Corporation Finance
November 28, 2023 Page 2                                       Office of Trade
& Services
FirstName LastName